UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(AMENDMENT NO. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

HARROW HEALTH, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45323A 102

(CUSIP Number)

Mark L. Baum

c/o Harrow Health, Inc.

102 Woodmont Blvd., Suite 610

Nashville, Tennessee 37205

(615) 733-4731

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45323A 102

1.	Names of Reporting Persons.
Mark L. Baum

2.	Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power
2,367,072[1]

	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
2,367,072[1]

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,367,072[1]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.6%[2]

14.	Type of Reporting Person
IN

1 Consists of (a) 1,353,547 shares of Common Stock held by Mr. Baum; and (b) options to purchase 1,013,525 shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 1.

2 The percentage was calculated based on 27,595,740 shares of Common Stock, as follows: (a) 26,582,215 shares of Common Stock outstanding as of April 27, 2021; and (b) 1,013,525 shares of Common Stock issuable upon the exercise of options to purchase shares of Common Stock held by Mr. Baum and exercisable within 60 days after the date of the filing of this Amendment No. 1.

This amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on August 10, 2012 (the “Original Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D. Except as specifically amended by this Amendment No. 1, the Original Schedule 13D is unchanged.

Item 1. Security and Issuer.

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“This statement on Schedule 13D relates to the Reporting Persons’ beneficial ownership interest in the common stock, par value $0.001 per share (the “Common Stock”), of Harrow Health, Inc. (the “Company” or the “Issuer”). The Company’s principal executive offices are at 102 Woodmont Blvd., Suite 610, Nashville, Tennessee 37205.”

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“(b) The business address of Mr. Baum is c/o Harrow Health, Inc., 102 Woodmont Blvd., Suite 610, Nashville, Tennessee 37205.”

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On April 25, 2021, Mr. Baum was issued 515,871 shares of Common Stock upon the vesting of performance-based RSUs granted to Mr. Baum under the Company’s 2007 Stock Incentive and Awards Plan on April 25, 2016.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) and Item 5(b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

“(a) Mr. Baum may be deemed the direct beneficial owner of 2,367,072 shares of Common Stock, representing 8.6% of the Common Stock of the Company and consisting of the following: (i) 1,353,547 shares of Common Stock, and (ii) options to purchase 1,013,525 shares of Common Stock which are exercisable within 60 days after the date of the filing of this Statement.”

(b) Mr. Baum has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 2,367,072 shares of Common Stock (including rights to acquire Common Stock). Mr. Baum has shared power to vote or direct the vote and shared power to dispose or direct the disposition of zero shares of Common Stock (including rights to acquire Common Stock).

(c) On February 25, 2021, Mr. Baum was issued 200,000 shares of Common Stock upon the vesting of performance-based RSUs granted to Mr. Baum under the Company’s 2007 Stock Incentive and Awards Plan on April 25, 2016. Except as reported herein, Mr. Baum has not effected any transactions in the Company’s securities within the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

“On April 25, 2016, Mr. Baum entered into an employment agreement with the Issuer with respect to his employment as Chief Executive Officer (the “Employment Agreement”). The Employment Agreement replaced Mr. Baum’s 2012 employment agreement, as amended, with the Company. Pursuant to the Employment Agreement, Mr. Baum received the following equity incentive awards: (i) options to purchase 180,000 shares of our common stock; and (ii) 1,050,000 RSUs that vest on the fifth anniversary of the grant date subject to performance-based accelerated vesting (the “Baum Performance Equity Award”). Concurrent with the issuance of the Baum Performance Equity Award, Mr. Baum forfeited 1,050,000 RSUs subject to performance-based vesting granted to him in May 2013. As described under Item 4 of this Amendment No. 1, Mr. Baum was issued 515,871 shares of Common Stock on April 25, 2021, which represented the remaining portion of the Baum Performance Equity Award less 334,129 shares of Common Stock which were withheld from issuance to Mr. Baum for payroll tax purposes.

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to any securities of the Issuer.”

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 1:	Employment Agreement, dated as of April 25, 2016, by and between the Company and Mark L. Baum (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-35814), filed with the SEC on April 26, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2021

/s/ Mark L. Baum
Mark L. Baum